UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2010

SECURITIES REGISTERED
(as of December 31, 2010)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 (the “Annual Report”) as follows:

(a)  “Explanatory Note” is hereby amended by deleting the last paragraph on page 3 and replacing it with the following text:

“The Financial Statements have been approved by the Board of Governors as required by Article 7.3 of the EIB's Statute and therefore all decisions required by EIB's Statute have been taken.”

(b)  Exhibit I is hereby amended by deleting the text “Subject to approval by the EIB Board of Governors” in the footers and by deleting the second paragraph in the text box on pages 19, 76 and 134 and replacing it with the following text:

“The Financial Statements have been approved by the Board of Governors as required by Article 7.3 of the EIB's Statute and therefore all decisions required by EIB's Statute have been taken.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 17th day of May, 2011.

EUROPEAN INVESTMENT BANK (Name of registrant)

by:
/s/ Eila Kreivi
Eila Kreivi Director Capital Markets Department

by:
/s/ Sandeep Dhawan
Sandeep Dhawan Managerial Adviser Deputy Head of Funding Americas, Asia, Pacific Capital Markets

by:
/s/ Joao Vale de Almeida
João Vale de Almeida Head of Delegation of the Delegation of the European Union to the United States

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